SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002


                                       OR


[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

                        Commission file number 001-07155


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      R.H. Donnelley Profit Participation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     R.H. Donnelley Corporation, One Manhattanville Road, Purchase, NY 10577


                                 R.H. DONNELLEY
                            PROFIT PARTICIPATION PLAN

                               INDEX TO FORM 11-K



                                                                                     Page


Report of Independent Auditors............................................              3

Financial Statements:

   Statements of Net Assets Available for Benefits at December 31, 2002 and
   December 31, 2001......................................................              4

   Statements of Changes in Net Assets Available for Benefits for the Years
   Ended December 31, 2002 and 2001.......................................              5

   Notes to Financial Statements..........................................              6

Supplemental Schedules:

   Schedule of Assets Held For Investment Purposes at
   December 31, 2002......................................................             10

Signatures................................................................             11

Exhibit 23 - Consent of Independent Accountants...........................             12

Exhibit 99.1 - Certification of Annual Report on Form 11-K for the year ended
               December 31, 2002 by Steven M. Blondy, Senior Vice President and
               Chief Financial Officer for R.H. Donnelley Corporation.....
                                                                                       13

Exhibit 99.2 - Certification of Annual Report on Form 11-K for the year ended
               December 31, 2002 by Karen A. Manning, Vice President
               Compensation and Benefits for R.H. Donnelley Corporation...             14


                                       2


                        REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of the R.H. Donnelley Profit Participation
Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the R.H. DONNELLEY PROFIT PARTICIPATION PLAN (the "Plan") at December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 2002 and reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICEWATERHOUSECOOPERS LLP


New York, New York
June 27, 2003

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
Statements of Net Assets Available for Benefits





                                                                                              December 31,
                                                                                   -----------------------------------
(amounts in thousands)                                                                  2002              2001
---------------------------------------------------------------------------------- ---------------- ------------------

                                     ASSETS

Investments, at fair value
     Mutual funds...........................................................           $ 19,617         $ 26,997
     Debt securities........................................................             16,063           15,312
     R.H. Donnelley Common Stock Fund.......................................              5,152            5,112
     Loans to participants..................................................                931            1,078
                                                                                   ---------------- ------------------


           NET ASSETS AVAILABLE FOR BENEFITS................................           $ 41,763         $ 48,499
                                                                                   ---------------- ------------------



The accompanying notes are an integral part of these financial statements.

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
Statements of Changes in Net Assets Available for Benefits





                                                                                         Year Ended             Year Ended
                                                                                     December 31, 2002       December 31, 2001
(amounts in thousands)
---------------------------------------------------------------------------------- ----------------------- ----------------------

Additions:
     Interest and dividends..................................................             $    1,174              $    1,443
     Employer contributions..................................................                    654                     664
     Participant contributions...............................................                  1,778                   1,840
     Rollovers...............................................................                     10                      35
                                                                                   ----------------------- ----------------------

            Total additions..................................................                  3,616                   3,982

Deductions:
   Net realized and unrealized depreciation in fair value of investments.....                  5,431                   3,516
   Distributions to participants.............................................                  4,911                   8,561
   Plan expenses.............................................................                     10                      13
                                                                                   ----------------------- ----------------------
            Total deductions.................................................                 10,352                  12,090
                                                                                   ----------------------- ----------------------

            Net decrease in net assets.......................................                 (6,736)                 (8,108)

Net assets available for benefits at beginning of period.....................                 48,499                  56,607
                                                                                   ----------------------- ----------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF PERIOD...........................              $  41,763               $  48,499
                                                                                   ----------------------- ----------------------




The accompanying notes are an integral part of these financial statements.

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
Notes to the Financial Statements
December 31, 2002


Note 1.  Plan Description

Overview
The R.H. Donnelley Profit Participation Plan (the "Plan") is a defined contribution plan established to provide eligible employees of R.H. Donnelley Corporation and its subsidiaries (the "Company") a way to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following summary provides an overview of major Plan provisions in effect for the years ended December 31, 2002 and 2001 and is provided for general information purposes. Employees that contribute to the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility and Contributions
Full-time employees are immediately eligible to participate in the Plan on their date of hire. Part-time employees who work at least one thousand hours during the consecutive twelve-month period following their date of hire or in any calendar year thereafter are eligible to participate on the first day of the following January.

Participants may contribute up to a maximum of 16% (in whole percent increments) of their included compensation or the maximum before-tax contributions allowed by the Internal Revenue Code ("IRC"), whichever is less, during the Plan year. Participant contributions may be made from before-tax and/or after-tax earnings. The company makes a matching contribution of 50 cents for each dollar contributed by an employee up to a maximum of 6% of the employee's compensation. The IRC limit on before-tax contributions for 2002 and 2001 was $11,000 and $10,500, respectively. To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), covered compensation for purposes of determining participant contributions was limited to $200,000 and $170,000 for 2002 and 2001, respectively.

Vesting and Investment Options
Participant contributions are fully vested when made. A participant is fully vested in the company contribution portion of their account after three years of service with the company, upon attaining age 65 or in the event of death or disability.

Participants are allowed to allocate their contributions and company contributions to various investment options available under the Plan and may change their allocations at any time. Participants are not permitted to invest more than 50% of their account balance or contributions in the R.H. Donnelley Common Stock Fund.

Distributions and Forfeitures
Participants who leave the company and have an account balance greater than $5,000 may take an immediate lump sum distribution or defer the lump sum distribution to a later date. Participants who leave the company and have an account balance less than $5,000 must take an immediate lump sum distribution. Those participants who retire or become permanently disabled, and have an account balance in excess of $5,000, also have the option to elect various forms of deferred distribution.

Participants who leave the company before completing three years of service forfeit the company contribution portion of their account. Forfeited amounts reduce future company contributions. Amounts forfeited for the years ended December 31, 2002 and 2001 totaled $26,000 and $41,000, respectively.

Participant Loans
Participants may borrow from their vested account balance a minimum of $500 up to a maximum of $50,000, or 50% of the vested account balance, whichever is less. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence and are collateralized by the balance in the participant's account. At December 31, 2002, interest rates for outstanding loans ranged from 9.75% to 10.50%. Principal and interest payments are payable ratably through payroll deductions.

Note 2.  Summary of Significant Accounting Policies

Investment Valuation and Income Recognition
Investments in mutual funds and the R.H. Donnelley Common Stock Fund are valued at quoted market prices. Investments in debt securities are valued at redemption prices reported by the fund manager. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on the trade-date. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The net appreciation or depreciation in the fair value of Plan investments consists of realized and unrealized gains and losses.

Contributions and Distributions
Participant and company contributions are recorded in the period payroll deductions are made. Distributions to participants are recorded when paid.

Expenses and Adminstrative Costs
Transaction and investment manager fees related to the Plan are charged against Plan assets. Trustee fees and other miscellaneous expenses of administering the Plan, are borne by the Company.

Use of Estimates
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in a number of funds that invest in stocks, bonds, fixed income securities and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

Plan Termination
While we have not expressed any intent to do so, we may discontinue our contributions or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. These provisions state that in such an event, all participants of the Plan shall be fully vested in the current market value of amounts credited to their accounts as of the date of termination.

Note 3.  Investment Funds

During 2002 and 2001, participants of the Plan could elect to have their contributions and the company contributions invested in one or more of the following investment funds.



Fidelity Puritan Fund                         A balanced fund that invests in both stocks and bonds with the potential of income and long-term growth. Provides
                                              income and capital growth consistent with reasonable risk.

Fidelity Equity Income Fund                   Invests primarily in income-producing common and preferred stocks and bonds. Provides reasonable income while
                                              considering the potential for capital appreciation.

Fidelity Spartan U.S. Equity Index Fund       Invests in companies that are included in the
                                              Standard & Poor's 500 Index ("S&P 500"). The fund
                                              strategy is to match the performance of the S&P 500.

Fidelity Spartan Extended Market Index Fund   Invests in companies that are included in the Wilshire
                                              4500 Index.  The fund strategy is to provide investment
                                              results that correspond to the total returns of stocks
                                              of small and mid-cap U.S. companies.

Fidelity Blue Chip Growth Fund                Seeks growth through capital appreciation by investing
                                              primarily in equity securities of well-known, established blue chip companies.

Fidelity Diversified International Fund       Seeks growth through capital appreciation by investing
                                              in the securities, primarily common stock, of non-U.S.
                                              companies.

Franklin Small Cap Growth Fund I              Invests primarily in equity securities of U.S. small
                                              capitalization companies (capitalization of less than
                                              $1.5 billion) and mid capitalization companies
                                              (capitalization of less than $8.5 billion).

R.H. Donnelley Common Stock Fund              Invests in the common stock of R.H. Donnelley
                                              Corporation.

Managed Income Fund                           Invests in investment contracts offered by major
                                              insurance companies and other approved financial
                                              institutions and in certain types of fixed-income
                                              securities.  The average interest rate for the years
                                              ended December 31, 2002 and 2001 were 5.2% and 5.9%,
                                              respectively.



The fair value of Plan investments was as follows:



                                                                      December 31,
============================================================ -------------------------------
(amounts in thousands)                                           2002            2001
------------------------------------------------------------ -------------- ----------------

Fidelity Puritan Fund..................................        $  1,957       $  2,282
Fidelity Equity Income Fund............................             822            908
Fidelity Spartan U.S. Equity Index Fund................          10,934  *      15,639  *
Fidelity Spartan Extended Market Index Fund............           1,546          2,480
Fidelity Blue Chip Growth Fund.........................           1,463          2,155
Fidelity Diversified International Fund................           1,893          2,125
Franklin Small Cap Growth Fund I.......................           1,002          1,408
R.H. Donnelley Common Stock Fund.......................           5,152  *       5,112  *
Managed Income Fund....................................          16,063  *      15,312  *
Participant loans......................................             931          1,078
                                                             -------------- ----------------
   Total investments, at fair value....................         $41,763        $48,499
                                                             -------------- ----------------



* Investments represent more than 5% of total Plan assets as of the beginning of the year.


Net realized and unrealized gains (losses) for Plan investments were as follows:



                                                                Year ended December 31,
============================================================ -------------------------------
(amounts in thousands)                                           2002            2001
------------------------------------------------------------ -------------- ----------------

Fidelity Puritan Fund..................................      $     (234)    $     (160)
Fidelity Equity Income Fund............................            (195)           (80)
Fidelity Spartan U.S. Equity Index Fund................          (3,497)        (2,623)
Fidelity Spartan Extended Market Index Fund............            (389)          (352)
Fidelity Blue Chip Growth Fund.........................            (558)          (452)
Fidelity Diversified International Fund................            (210)          (383)
Franklin Small Cap Growth Fund I.......................            (413)          (421)
R.H. Donnelley Common Stock Fund.......................              65            955
Managed Income Fund....................................              --             --
                                                             -------------- ----------------
   Net realized and unrealized loss....................        $ (5,431)      $ (3,516)
                                                             -------------- ----------------




Note 4.  Tax Status

The Internal Revenue Service ("IRS") informed the Company in a letter dated
July 19, 2000, that the Plan was designed in accordance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5.  Reportable Transactions

There were no reportable transactions for the year ended December 31, 2002.

Note 6.  Subsequent Event

On January 3, 2003, the Company acquired Sprint Corporation's directory publishing business, Sprint Publishing & Advertising ("SPA"). The employees of SPA were allowed to rollover assets they had in the Sprint defined contribution plan into the Plan. As a result of the acquisition, approximately 1,000 new participants have joined the Plan and approximately $1.5 million of assets have been rolled over into the Plan.

                             Supplemental Schedules


R.H. DONNELLEY PROFIT PARTICIPATION PLAN
Schedule of Assets Held for Investment Purposes
December 31, 2002



                  Identity of Issue                        Shares/Units            Cost               Fair Value
------------------------------------------------------- ------------------- -------------------- ---------------------

Mutual funds:
   * Fidelity Puritan..............................          123,936            $  2,359,057         $  1,956,945
   * Fidelity Equity Income........................           20,725               1,053,090              822,163
   * Fidelity Blue Chip............................           45,799               2,281,507            1,462,827
   * Fidelity Diversified International............          110,309               2,244,326            1,892,908
   * Fidelity Spartan Extended Market Index........           80,410               2,188,344            1,546,288
   * Fidelity Spartan U.S. Equity Index............          351,016              15,428,672           10,934,149
   * Franklin Small Cap Growth Fund I..............           45,627               1,840,553            1,001,511
                                                                            -------------------- ---------------------
         Subtotal .................................                               27,395,549           19,616,791

Debt securities:
   * Managed Income Fund...........................       16,063,365              16,063,365           16,063,365

R.H. Donnelley Common Stock Fund...................          260,208               3,118,571            5,152,111

Participant loans..................................                                                       931,010
                                                                                                 ---------------------

Total Assets Held for Investment Purposes..........                                                   $41,763,277
                                                                                                 ---------------------

*  represents a party-in-interest


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of R.H. Donnelley Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       R.H. DONNELLEY PROFIT PARTICIPATION PLAN
                       (Name of Plan)



                       By: /s/ Steven M. Blondy
                           Steven M. Blondy
                           Senior Vice President and Chief Financial Officer


Date:  June 30, 2003

                                                                     Exhibit 23




                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-27144) of R.H. Donnelley Corporation of our report dated June 27, 2003 relating to the financial statements of the R.H. Donnelley Profit Participation Plan, which appears in this Form 11-K.



/s/ PRICEWATERHOUSECOOPERS LLP


New York, New York
June 30, 2003

                                                                   Exhibit 99.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report on Form 11-K of the R.H. DONNELLEY PROFIT PARTICIPATION PLAN (the "Plan") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



/s/ Steven M. Blondy


Steven M. Blondy
Senior Vice President and Chief Financial Officer
June 30, 2003



The foregoing certification is being furnished solely pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document. A signed original of this written statement required by
Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                                                  Exhibit 99.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report on Form 11-K of the R.H. DONNELLEY PROFIT PARTICIPATION PLAN (the "Plan") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

     (3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (4) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



/s/ Karen A. Manning


Karen A. Manning
Vice President Compensation and Benefits
June 30, 2003

The foregoing certification is being furnished solely pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document. A signed original of this written statement required by
Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.